COMPANY NOTICE
TO HOLDERS OF
CARNIVAL CORPORATION
LIQUID YIELD OPTION NOTEStm DUE 2021
Guaranteed by
CARNIVAL PLC

CUSIP Numbers: 143658 AQ5 and 143658 AS1

NOTICE IS HEREBY GIVEN pursuant to the Indenture, dated as of April 25, 2001, between Carnival Corporation, a company organized under the laws of the Republic of Panama (“Carnival Corporation” or the “Company”), and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of October 24, 2001, between the Company and the Trustee (as supplemented, the “Indenture”), relating to the Company’s Liquid Yield Option Notestm due 2021 (the “Securities”), which are subject to a guarantee, pursuant to the Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, a public limited company incorporated under the laws of England and Wales (“Carnival plc”), that at the option of the holder thereof (the “Holder”), each Security will be purchased by the Company for a purchase price equal to the principal amount of the Securities, plus any accrued interest on the Securities through and including October 23, 2006 (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice, including the accompanying Purchase Notice (the “Option”). Holders may surrender their Securities from September 25, 2006, through midnight, New York City time, on October 24, 2006 (the “Purchase Date”). This Company Notice is being sent pursuant to the provisions of Section 603 of the Second Supplemental Indenture and the section of the Securities titled “Repurchase by the Company at the Option of the Holder.” All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise the Option, you must validly surrender the Securities and the enclosed Purchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Purchase Notice), prior to midnight New York City time, on the Purchase Date. Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Purchase Date. The right of Holders to surrender Securities for purchase in the Option expires at midnight, New York City time, on the Purchase Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn will be paid promptly following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before the Purchase Price for your Securities will be paid.

The address and telephone number for the Paying Agent, who is also the Conversion Agent under the Indenture, is as follows:

U.S. Bank National Association
EP-MN-WS2N
60 Livingston Avenue
St. Paul, MN 55107
Attention: Specialized Finance Department
Customer Service: (800) 934-6802

Additional copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, Carnival plc or their respective boards of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

•	Who is offering to purchase my Securities?

Carnival Corporation, a company organized under the laws of the Republic of Panama (“Carnival Corporation” or the “Company”), is offering to purchase your Securities. (Page 5)

•	What securities are you seeking to purchase?

The Company is offering to purchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of September 21, 2006, there was approximately $386,337,000 aggregate principal amount of Securities outstanding. The Securities were issued under the Indenture, dated as of April 25, 2001, between the Company, and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), as Trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of October 24, 2001, between the Company and the Trustee (as supplemented, the “Indenture”). (Page 5)

•	What are the conversion rights of the Securities?

Each share of common stock, par value $0.01 per share, of the Company is paired with and trades on the New York Stock Exchange with a trust share of beneficial interest in the P&O Princess Special Voting Trust (collectively, the “Common Stock”). For each $1,000 principal amount at maturity of Securities surrendered for conversion, if specified conditions are satisfied, a holder will have the right to receive 16.5964 shares of Common Stock. Upon conversion, the Company will have the right to deliver, in lieu of its Common Stock, cash or a combination of cash and Common Stock. The conversion rate may be adjusted for certain reasons specified in the Indenture. Commencing February 28, 2002, Holders may surrender Securities for conversion into shares of Common Stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than $37.76 per share of Common Stock, subject to adjustment as provided in the Indenture. As of the date hereof, the Securities are convertible into Common Stock as provided in the Indenture. The last reported closing price of the Common Stock on the NYSE on September 21, 2006 was $44.75 per share, and, based on that closing price, $1,000 aggregate principal amount at maturity of Securities would convert into shares of Common Stock which would have an aggregate trading value of $716.00 and $ 26.69 in cash in lieu of fractional shares. The Securities will remain convertible, subject to their terms and conditions, if they are not surrendered pursuant to the Option. If you do surrender your securities pursuant to a Purchase Notice, you will be required to withdraw your Purchase Notice before you will be able to convert your Securities. (Page 6)

•	How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Securities, the purchase price to be paid by the Company for the Securities is the issue price per $1,000 principal amount at maturity plus accrued original issue discount through and including October 23, 2006 (the “Purchase Price”). (Page 6)

•	What is the difference between the consideration you are offering and the value of the Securities upon conversion into Common Stock?

We are offering to pay $572.76 per $1,000 principal amount at maturity of the Securities. The last reported closing price of the Common Stock on the NYSE on September 21, 2006 was $44.75 per share, and, based on that closing price, $1,000 aggregate principal amount at maturity of Securities would convert into shares of Common Stock which would have an aggregate trading value of $716.00 and $26.69 in cash in lieu of fractional shares. (Page 6)

•	How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on, among other things, the market price of the Common Stock, the trading volume of the Securities, the balance between buy and sell orders for the Securities, prevailing interest rates, the Company’s and Carnival plc’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. (Page 6)

•	Why is the Company making the offer?

The Company is required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 5)

•	What does the boards of directors of the Company and Carnival plc think of the Option?

Although the board of directors for the Company, in connection with the original issuance of the Securities approved the terms of the Option included in the Indenture, the boards of directors for the Company and Carnival plc have not made any recommendation as to whether you should surrender your Securities for purchase. You must make your own decision whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender. (Page 5)

•	When does the Option expire?

The Option expires at midnight, New York City time, on October 24, 2006 (the “Purchase Date”). (Page 5)

•	What are the conditions to the purchase by the Company of the Securities?

The purchase by the Company of Securities as to which a Purchase Notice has been delivered and not properly withdrawn is conditioned upon your delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Purchase Notice. (Page 8)

•	How do I surrender my Securities?

To surrender your Securities for purchase pursuant to the Option, you must deliver the Purchase Notice and the related documents to the Paying Agent no later than midnight, New York City time, on the Purchase Date. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A Holder whose Securities are held in certificated form must properly complete and execute the Purchase Notice, and deliver such notice to the Paying Agent, with any other required documents, on or before midnight, New York City time, on the Purchase Date. The Holder is required to deliver to the Paying Agent the certificate representing the Securities surrendered prior to receiving payment of the Purchase Price.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	Holders who are DTC participants should surrender their beneficial interest in the Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system. (Page 8)

•	If I surrender, when will I receive payment for my Securities?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Option, and we will pay for purchased Securities by 11:00 a.m. on the business day following the expiration of the Option. The Paying Agent must receive your validly surrendered Securities before we will pay for your

Securities. The Paying Agent will then promptly distribute the funds to the Holders. Holders must deliver their Securities to the Paying Agent before the Paying Agent will distribute their funds. (Page 10)

•	Until what time can I withdraw previously surrendered Securities?

You can withdraw Securities previously surrendered for purchase at any time until midnight, New York City time, on the Purchase Date. You may also withdraw previously surrendered Securities at any time after 12:01 a.m., New York City time, on Wednesday, November 22, 2006, the expiration of 40 business days from September 25, 2006, the date of the commencement of this tender offer, if your Securities have not yet been accepted for payment by the Company. (Page 10)

•	How do I withdraw previously surrendered Securities?

To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to midnight, New York City time, on the Purchase Date.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 10)

•	Do I need to do anything if I do not wish to surrender my Securities for purchase?

No. If you do not deliver a properly completed and duly executed Purchase Notice before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 6)

•	If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount at maturity of $1,000 (the “$1,000 principal amount at maturity”) or an integral multiple thereof. (Page 6)

•	If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert your Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture. (Page 6)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Option?

The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (Page 13)

•	Who is the Paying Agent?

U.S. Bank National Association, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice. (Page 5)

•	Whom can I contact with questions about the Option?

Questions and requests for assistance in connection with the surrender of Securities for purchase in this Option may be directed to Customer Service at U.S. Bank National Association, at (800) 934-6802.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company and Carnival plc.  On April 17, 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc or “P&O Princess”) completed a dual listed company (“DLC”) transaction, which implemented the DLC structure of the combined company, which is known as Carnival Corporation & plc. The DLC transaction combined the businesses of Carnival Corporation and Carnival plc through a number of contracts and provisions in Carnival Corporation’s articles of incorporation and by-laws and to Carnival plc’s memorandum of association and articles of association. Carnival Corporation and Carnival plc are both public companies, with separate stock exchange listings and their own shareholders. The two companies have a single executive management team and identical boards of directors, and operate as if they were a single economic enterprise.

Carnival Corporation is the issuer of the Securities, and Carnival plc guarantees the Securities pursuant to the Carnival plc Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc. Each share of common stock, par value $0.01 per share, of the Company is paired with and trades on the New York Stock Exchange with, a trust share of beneficial interest in the P&O Princess Special Voting Trust (collectively, the “Common Stock”). For more information regarding Carnival Corporation and Carnival plc, please refer to Carnival Corporation and Carnival plc’s filings with the Securities and Exchange Commission.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, Windstar Cruises, AIDA Cruises, Costa Cruises, Cunard Line, Ocean Village, P&O Cruises, Swan Hellenic, and P&O Cruises Australia.

The address and telephone number of Carnival Corporation is Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, 33178-2428, U.S.A., (305) 599-2600. The address and telephone number of Carnival plc is Carnival House, 5 Gainsford Street, London, SE1 2NE, UK, 44 (0) 20 7940 5381.

2. Information Concerning the Securities.  The Securities were issued under an Indenture, dated as of April 25, 2001, between the Company, and U.S. Bank National Association (formerly known as U.S. Bank Trust National Association), a national banking association organized and existing under the laws of the United States of America (the “Paying Agent”), as supplemented by the Second Supplemental Indenture, dated October 24, 2001, between the Company and the Paying Agent. The Securities mature on October 24, 2021.

2.1 The Company’s Obligation to Purchase the Securities.  Pursuant to the terms of the Indenture and the Securities, unless earlier redeemed, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder’s option on October 24, 2006, October 24, 2008, October 24, 2011 and October 24, 2016, or on the next succeeding business day, if such date is not a business day. Pursuant to the terms of the Indenture and the Securities, the purchase price to be paid by the Company for the Securities is the issue price per $1,000 principal amount at maturity plus accrued original issue discount through and including October 23, 2006 (the “Purchase Price”).

This Option will expire at midnight, New York City time, on Tuesday, October 24, 2006 (the “Purchase Date”), and the purchase will be made promptly following the expiration of the Option. Pursuant to the terms of the Indenture, the Company will deliver funds to the Paying Agent on October 25, 2006 (the “Payment Date”). The payment by the Company for validly surrendered Securities is subject to the Paying Agent’s receipt of the certificate(s) representing the surrendered Securities.

2.2 Purchase Price.  Pursuant to the terms of the Indenture and the Securities, the purchase price to be paid by the Company for the Securities is the issue price per $1,000 principal amount at maturity plus accrued original issue discount through and including October 23, 2006 (the “Purchase Price”). The issue price is $475.66 on each $1,000 principal amount at maturity and the accrued original issue discount through and including October 23, 2006 on each $1,000 principal amount at maturity of the Securities is $97.10. The Purchase Price in respect of $1,000 principal amount at maturity of the Securities is $572.76. The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase and not withdrawn. Securities surrendered for purchase will be accepted only in principal amounts at maturity equal to $1,000 (the “$1,000 principal amount at maturity”) or integral multiples thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and Common Stock (as defined below) before making a decision whether to surrender their Securities for purchase.

None of the Company, Carnival plc or their respective boards of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value and other relevant factors.

2.3 Conversion Rights of the Securities.  For each $1,000 principal amount at maturity of Securities surrendered for conversion, if specified conditions are satisfied, a holder will have the right to receive 16.5964 shares of Common Stock. Upon conversion, the Company will have the right to deliver, in lieu of its Common Stock, cash or a combination of cash and Common Stock. The conversion rate may be adjusted for certain reasons specified in the Indenture. Commencing February 28, 2002, Holders may surrender Securities for conversion into shares of Common Stock in any fiscal quarter (and only during such fiscal quarter), if, as of the last day of the preceding fiscal quarter, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than the Conversion Trigger Price, subject to adjustment as provided in the Indenture. The Conversion Trigger Price for the fourth quarter of fiscal 2006 is $37.76 per share of Common Stock. The last reported closing price of the Common Stock on the NYSE on September 21, 2006 was $44.75 per share, and, based on that closing price, $1,000 aggregate principal amount at maturity of Securities would convert into shares of Common Stock which would have an aggregate trading value of $716.00 and $26.69 in cash in lieu of fractional shares.

Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities into Common Stock, subject to the terms and conditions in the Indenture. Any Securities as to which a Purchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Purchase Notice has been properly withdrawn prior to midnight, New York City time, on the Purchase Date, as described in Section 4 hereof.

2.4 Market for the Securities and the Common Stock.  There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on, among other things, the market price of the Common Stock, the trading volume of the Securities, the balance between buy and sell orders for the Securities, prevailing interest rates, the Company’s and Carnival plc’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Securities are held through the Depository Trust Company (“DTC”). As of September 21, 2006, there was approximately $386,337,000 aggregate principal amount of Securities outstanding and DTC was and is the sole record holder of the Securities.

The Common Stock into which the Securities are convertible is listed on the NYSE, under the symbol “CCL”. Carnival Corporation declared cash dividends on all of its Common Stock in the amount of $0.25 per share in the first, second and third quarters of fiscal 2006 and the fourth quarter of fiscal 2005. Carnival Corporation declared cash dividends of $0.20 per share in the second and third quarters of fiscal 2005. Previously, Carnival Corporation declared cash dividends of $0.15 per share in each of the first quarter of fiscal year 2005 and the last quarter of fiscal year 2004.

Payment of future dividends on Carnival Corporation Common Stock will depend upon, among other factors, the earnings, financial condition and capital requirements of Carnival Corporation and Carnival plc. The Company may also declare special dividends to all stockholders in the event that members of the Arison family and trusts established for their benefit are required to pay additional income taxes by reason of their ownership of Carnival Corporation’s Common Stock because of a Carnival Corporation income tax audit. The payment and amount of any dividend is within the discretion of the Boards of Directors of Carnival Corporation and Carnival plc, and it is possible that the timing and amount of any dividend may vary from the levels discussed above. No assurance can be given that Carnival Corporation and Carnival plc will continue to have per share dividend increases as were declared in early 2006, 2005 and 2004 or maintain their current levels. The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices of the Common Stock as reported on the NYSE:

			Dividend
	High	Low	Per Share

Year ended November 30, 2004
Fourth Quarter	$53.65	$45.64	$0.15
Year ending November 30, 2005
First Quarter	$58.74	$53.74	$0.15
Second Quarter	$55.40	$47.10	$0.20
Third Quarter	$55.54	$49.09	$0.20
Fourth Quarter	$54.83	$46.55	$0.25
Year ending November 30, 2006
First Quarter	$56.00	$51.50	$0.25
Second Quarter	$52.12	$39.85	$0.25
Third Quarter	$42.07	$36.41	$0.25
Fourth Quarter (through September 21, 2006)	$44.76	$41.78	—

On September 21, 2006, the last reported sales price of the Common Stock on the NYSE was 44.75 per share. As of September 21, 2006, there were 622,575,160 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.

2.5 Redemption.  The Securities are not redeemable by the Company prior to October 24, 2008. Beginning on October 24, 2008, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the issue price plus accrued original issue discount to, but excluding, the date of redemption.

2.6 Change in Control.  The Securities may be redeemed at the option of the Holder if there is a Change in Control (as defined in the Indenture) occurring at any time on or before October 24, 2008 at a redemption price equal to 100% of the issue price plus accrued original issue discount to, but excluding, the date of redemption.

2.7 Ranking.  The Securities are unsecured and unsubordinated obligations of the Company and are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by Carnival plc. The Securities and the guarantee rank equal in right of payment with all of the Company’s and Carnival plc’s existing and future unsecured and unsubordinated indebtedness, respectively. The Securities and the guarantee are effectively subordinated to all existing and future indebtedness and other liabilities of the Company’s and Carnival plc’s subsidiaries, respectively. The Securities and the guarantee are effectively subordinated to all existing and future secured indebtedness of the Company and Carnival plc, respectively, to the extent of any such security.

2.8 Conditions.  The purchase by the Company of Securities as to which a Purchase Notice has been delivered and not properly withdrawn is conditioned upon the Holder’s delivering the Securities, together with necessary endorsements, to the Paying Agent at the same time as, or at any time after, delivery of the Purchase Notice.

3. Procedures to be Followed by Holders Electing to Surrender Securities for Purchase.  Holders will not be entitled to receive the Purchase Price for their Securities unless they validly deliver a Purchase Notice and related materials to the Paying Agent prior to midnight, New York City time, on the Purchase Date and do not withdraw such Purchase Notice on or before midnight, New York City time, on the Purchase Date. Additionally, Holders will not be eligible to receive the Purchase Price until such time as any certificates representing the surrendered Securities are delivered to the Paying Agent. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly deliver a Purchase Notice before midnight, New York City time, on the Purchase Date, their Securities will remain outstanding subject their terms and the terms of the Indenture.

3.1 Method of Delivery.  The method of delivery of Securities, the related Purchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Purchase Notice and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Purchase Date to permit delivery to the Paying Agent prior to midnight, New York City time, on the Purchase Date.

3.2 Purchase Notice.  Pursuant to the Indenture, the Purchase Notice must contain:

•	the certificate number(s) of the Securities being delivered for purchase;

•	the portion of the principal amount at maturity of the Securities to be purchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof; and

•	a statement that such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in the Indenture and the section of the Securities titled “Repurchase by the Company at the Option of the Holder.”

3.3 Delivery of Securities.

Securities in Certificated Form.  To receive the Purchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities with respect to which a Purchase Notice, or a copy thereof, has been delivered, before midnight, New York City time, on the Purchase Date. Holders may validly surrender Securities without delivering the certificates representing such Securities. However, Holders will not be eligible to receive the Purchase Price until such time as the certificates representing any surrendered Securities are delivered to the Paying Agent.

Securities Held Through a Custodian.  A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf.

Securities in Global Form.  A Holder who is a DTC participant, may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities prior to midnight, New York City time, on the Purchase Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Purchase Notice.

Securities and the Purchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC, the Company or Carnival plc does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

4. Right of Withdrawal.  Securities surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Purchase Date. Previously surrendered Securities may be withdrawn at any time after 12:01 a.m., New York City time, on Wednesday, November 22, 2006, the expiration of 40 business days from September 25, 2006, the date of the commencement of this tender offer, if the Securities have not yet been accepted for payment by the Company. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the certificate number(s) and principal amount of the Securities with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Securities which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company; and

•	the Holder’s signature, in the same manner as the original signature on the Purchase Notice by which such Securities were surrendered for purchase.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Securities have been surrendered for purchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Securities.  We will pay for validly surrendered Securities promptly following the expiration of the Option. We will forward to the Paying Agent, no later than 11:00 a.m., New York City time, on the Payment Date, the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the cash to each Holder who validly surrendered Securities. A Holder must deliver the Holder’s Securities to the Paying Agent before the Paying Agent will distribute the Purchase Price to the Holder.

The total amount of funds required by the Company to purchase all of the Securities is $221,278,381 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, the Company intends to use available cash and borrowings under its credit facilities to purchase the Securities.

6. Securities Acquired.  Any Securities purchased by the Company pursuant to the Option will be cancelled by the Trustee pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company and Carnival plc.  Other than as described herein, the Company and Carnival plc currently have no plans which would be material to a Holder’s decision to surrender Securities for purchase in the Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, Carnival plc or any of their respective subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company, Carnival plc or any of their respective subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or Carnival plc;

•	any change in the present board of directors or management of the Company or Carnival plc, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; or

•	any other material change in the corporate structure or business of the Company or Carnival plc.

Carnival Corporation and Carnival plc Stock Repurchase Program.  In June 2006, the boards of directors of Carnival Corporation and Carnival plc authorized the repurchase of up to $1 billion of shares of Carnival Corporation and Carnival plc (the “2006 Stock Repurchase Program”). The stock repurchases will take place from time to time in open market or privately negotiated transactions in accordance with all applicable laws, rules and regulations. The 2006 Stock Repurchase Program does not have an expiration date and may be discontinued by the boards of directors at any time. As of the close of business on September 21, 2006, the remaining availability pursuant to our 2006 Stock Repurchase Program was $775.7 million. The stock repurchase plan applies to both the Common Stock and Carnival plc ordinary shares traded on the London Stock Exchange, and repurchases may be made by either Carnival Corporation or Carnival plc. However, under the DLC equalization agreement, Carnival Corporation and Carnival plc are only permitted to repurchase up to five percent of the Carnival plc shares a year for the next two years. These purchase restrictions were agreed upon at the time of the DLC transaction in order to protect Carnival plc shareholder interests. In addition, the repurchase of Carnival plc shares requires Carnival plc shareholder approval. Carnival Corporation and Carnival plc sought and obtained approval of a general authority to make purchases at the 2006 annual meeting, and intend to seek approval of a general authority to make purchases at the 2007 annual meeting.

8. Source and Amount of Funds or Other Consideration.  The Company expects to fund the Purchase Price from available cash on hand and borrowings under the Company’s $1.2 billion, €400 million, £200 million Facilities Agreement, dated as of October 21, 2005, among the Company, any additional borrowers party thereto, Carnival plc, The Royal Bank of Scotland PLC, as Facilities Agent, and each of the other banks or other institutions party thereto (the “Facilities Agreement”). The Facilities Agreement expires in October 2010 and currently bears interest at the higher of (1) the prime commercial lending rate in U.S. dollars announced by the Facilities Agent at the specified time and in force on that day, and (2) 0.50 per cent per annum over the rate per annum determined by the Facilities Agent to be the Federal Funds Rate (as published by the Federal Reserve Bank of New York) for that day.

9. Interests of Directors, Executive Officers and Affiliates of the Company and Carnival plc in the Securities.  Except as set forth below, to the knowledge of each of the Company and Carnival plc:

•	none of the Company, Carnival plc or their respective executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	none of the officers or directors of the subsidiaries of the Company or Carnival plc has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of the Company, Carnival plc or their respective officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of each of Carnival plc and the Company is attached to this Company Notice as Annex A.

In connection with his or her services to the Company and its affiliates, each of our directors and executive officers is a party to ordinary course stock option, restricted stock unit and/or restricted stock plans or other arrangements involving the Common Stock. Except as disclosed herein, none of the Company, Carnival plc or, to their knowledge, any of their respective affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of the Company or Carnival plc, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Micky Arison, Chairman of the Board and Chief Executive Officer of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the “Principal Shareholders”), beneficially owned, as of February 21, 2006, shares representing approximately 36.1% of the voting power of Carnival Corporation and approximately 28.5% of the combined voting power of Carnival Corporation & plc.

Mr. Arison, members of the Arison family and certain related entities, have entered into plans under Rule 10b5-1 under the Exchange Act under which they have sold approximately 43 million shares of Common Stock in broker’s transactions for tax planning, estate planning and diversification purposes.

If all the shares covered by the plans are sold, the Principal Shareholders will remain beneficial owners of approximately 226 million shares, constituting approximately 27.9% of the total combined voting rights of Carnival Corporation and Carnival plc.

10. Purchases of Securities by the Company, Carnival plc and their Respective Affiliates.  Each of the Company, Carnival plc and their respective affiliates, including their respective executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company, Carnival plc and their respective affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Option, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of Carnival plc and the Company, and general economic and market conditions.

11. Material United States Tax Considerations. U.S. Federal Income Tax Considerations.  The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for purchase pursuant to the Option. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential tax effects of the Option. In addition, this summary does not take into account the individual facts and circumstances of any particular Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or income tax advice with respect to any Holder. Each Holder should consult its own tax advisor regarding the federal, state, local, and non-U.S. tax consequences of the surrender of Securities for purchase pursuant to the Option.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in federal income tax consequences significantly different from those discussed herein. Moreover, this summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Code, and does not address the federal income tax consequences to certain categories of Holders subject to special rules, including Holders that are (i) banks, financial institutions, or insurance companies, (ii) regulated investment companies or real estate investment trusts, (iii) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (iv) tax-exempt organizations, (v) Holders holding Securities as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (vi) Holders that own or have owned directly, indirectly, or constructively 10% or more of the voting power of the Company, (vii) Holders that have “functional currency” other than the U.S. dollar, or (viii) U.S. expatriates. In addition, this discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift or other non-income tax; or any state, local or non-U.S. tax consequences of the surrender of Securities for purchase pursuant to the Option.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Securities that is, for U.S. federal income tax purposes: (i) a citizen or an individual resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used herein, the term “non-U.S. Holder” means a beneficial owner of Securities, other than a pass-through entity, that is not a U.S. Holder as defined above. If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal income tax purposes, holds Securities, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. A Holder that is an owner or partner of a pass-through entity holding Securities is urged to consult its own tax advisor about the U.S. federal income tax consequences of surrendering Securities pursuant to the Option.

Sale of Securities Pursuant to the Option — U.S. Holders.  A U.S. Holder who receives cash in exchange for Securities pursuant to the Option will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. A U.S. Holder’s adjusted tax basis in the Securities will generally equal the U.S. Holder’s cost of the Securities increased by any accrued OID and market discount previously included in income through the date of sale. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Holder held the Securities for more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to a maximum tax rate of 15%. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

A U.S. Holder who acquired Securities at a market discount generally will be required to treat any gain recognized upon the purchase of its Securities pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” generally equals the excess, if any, of the “adjusted issue price” (generally, the issue price of the Securities increased by the amount of OID includible in income by all prior holders of the Securities) of the Securities at the time acquired by the Holder over the Holder’s initial tax basis in the Securities.

Sale of Securities Pursuant to the Option — Non-U.S. Holders.  Except as described below and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. Holder on the surrender of Securities for purchase pursuant to the Option generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, and where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. Holders; or (ii) in the case of a non-U.S. Holder who is an individual, such Holder is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) the non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates. If one of these exceptions above applies, the gain will be taxable in the same manner as described above with respect to U.S. Holders.

Backup Withholding.  Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Securities for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such Holder (i) fails to provide its correct taxpayer identification number (Employer Identification Number or Social Security Number) (generally on Form W-9), (ii) furnishes an incorrect taxpayer identification number, (iii) is notified by the Internal Revenue Service (the “IRS”) that it has previously failed to report properly items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, (a) that such taxpayer has furnished its correct taxpayer identification number and (b) that the IRS has not notified such taxpayer that it is subject to backup withholding tax. U.S. Holders electing to surrender Securities should complete the Substitute Form W-9 which is part of the Purchase Notice and attach it to the Securities being surrendered. In addition, a U.S. Holder exempt from backup withholding under the Code should provide its Taxpayer Identification Number and indicate its exempt status in Part 2 of the Substitute Form W-9.

If a non-U.S. Holder holds Securities through a non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or a U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form).

Backup withholding is not an additional federal income tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a Holder’s federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such Holder furnishes required information to the IRS. A Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Each Holder should consult its own tax advisor with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Option.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. The Company recommends that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Securities for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for purchase.

12. Additional Information.  The Company and Carnival plc are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov. Such reports and other information concerning the Company may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) (4) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below contain important information about the Securities, the Company, Carnival plc and their financial condition.

•	The joint Annual Report on Form 10-K of the Company and Carnival plc for the fiscal year ended November 30, 2005, filed on February 9, 2006;

•	The joint Quarterly Report on Form 10-Q of the Company and Carnival plc for the fiscal quarter ended February 28, 2006, filed on March 28, 2006;

•	The joint Quarterly Report on Form 10-Q of the Company and Carnival plc for the fiscal quarter ended Mary 31, 2006, filed on June 30, 2006;

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	The description of the Securities set forth in the Company’s registration statement on Form S-3 (file no. 333-74190);

•	The description of Carnival plc’s guarantee of the Securities set forth in the joint Registration Statement on Form S-3/F-3 of Carnival Corporation and Carnival plc (file no. 333-106293); and

•	The description of the Common Stock set forth in the joint Registration Statement on Form S-3/F-3 of Carnival Corporation and Carnival plc (file no. 333-106293).

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

13. No Solicitations.  The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

14. Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15. Conflicts.  In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company, Carnival plc or their respective boards of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

CARNIVAL CORPORATION

September 25, 2006

Annex A

EXECUTIVE OFFICERS

Richard D. Ames, Senior Vice President, Audit Services

Micky Arison, Chairman of the Board and Chief Executive Officer

Alan B. Buckelew, President of Princess Cruises

Gerald R. Cahill, Executive Vice President and Chief Financial Officer

Pamela C. Conover, Senior Vice President, Shared Services

Robert H. Dickinson, President and Chief Executive Officer of Carnival Cruise Lines and Director

David K. Dingle, Managing Director of Carnival UK and P&O Cruises

Pier Luigi Foschi, Chairman and Chief Executive Officer, Costa Crociere, S.p.A. and Director

Howard S. Frank, Vice Chairman of the Board and Chief Operating Officer

Ian J. Gaunt, Senior Vice President International

Stein Kruse, President and Chief Executive Officer of Holland America Line Inc.

Arnaldo Perez, Senior Vice President, General Counsel and Secretary

Peter G. Ratcliffe, Chief Executive Officer of P&O Princess Cruises International and Director

BOARD OF DIRECTORS

Micky Arison

Richard G. Capen, Jr.

Robert H. Dickinson

Arnold W. Donald

Pier Luigi Foschi

Howard S. Frank

Richard J. Glasier

Baroness Hogg

A. Kirk Lanterman

Modesto A. Maidique

Sir John Parker

Peter G. Ratcliffe

Stuart Subotnick

Uzi Zucker

The business address of each of the persons listed above is c/o Carnival Corporation, Carnival Place, 3655 N.W. 87th Avenue, Miami, Florida, 33178-2428, telephone number: (305) 590-2600.